Exhibit 99.1

News Release	Contact: Bruce Russell
(310) 346-6131
brussell@cyanotech.com

Cyanotech Reports Financial Results for the Second Quarter

and First Six Months of Fiscal Year 2019

KAILUA KONA, Hawaii (November 12, 2018) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the second quarter and first six months of fiscal year 2019, ended September 30, 2018.

Second Quarter Fiscal 2019

For the second quarter of fiscal 2019 compared to the second quarter of fiscal 2018, net sales were $6,954,000 compared to $8,055,000. Gross profit was $2,285,000, with gross profit margin of 32.9%, compared to gross profit of $3,620,000 and gross profit margin of 44.9%. Operating loss was ($1,004,000) compared to operating income of $619,000. Net loss was ($1,136,000) or ($0.20) per diluted share, compared to net income of $475,000 or $0.08 per diluted share.

Commenting on the second quarter and first six months results (changes shown vs. same period of fiscal 2018), Cyanotech’s Chief Executive Officer, Mawae Morton, said:

“The re-inoculation we initiated in the first quarter of this fiscal year continued to restrict supply in the second quarter, which in turn significantly reduced our net sales and gross profit margin.  In addition to a 13.7% decrease in sales volume, the lower production levels resulted in a $0.6 million increase in costs for the current quarter, and reduced gross margin by 9.3 points.

“We have returned to mostly normal production levels for spirulina, and as a result, the re-inoculation should not continue to have significant negative impacts on our financial results in future quarters. Demand for spirulina remains high, and at September 30 we had a large number of open spirulina orders for both Nutrex Hawaii products and Cyanotech bulk material.

“Astaxanthin sales for the quarter were 0.2% higher than last year, and at the end of the quarter we had orders of $0.8 million that were in transit to customers, compared to $0.1 million in transit at September 30, 2017. These orders will be recognized as revenue upon delivery in October 2018 and fall into our third quarter results.

“Sales to Costco were up 2% and sales to Amazon were up 35% in the second quarter compared to the second quarter of fiscal 2018, reflecting continued growth with these key customers. We continued to invest in these relationships, for example, by joining Amazon as a premium sponsor during the Kona World Championship Ironman Race.

“Net sales decreased 16.4% for the first six months of fiscal 2019 compared to the same period last year, driven by lower spirulina sales (down 36.8%) due to the re-inoculation of our spirulina ponds and the related fall in production. Astaxanthin sales were down 3.4% compared to the first six months of last year due to a higher volume of shipments in transit at the end of the current quarter that will be recognized as revenue in October.

“The lower spirulina production levels reduced gross margin by 9.9 points for the first six months of the current year. An additional 2.8 percentage point decrease in gross profit margin resulted from a higher astaxanthin cost per kilo compared to the same period last year, due to lower production as a result of the reduced light levels that occurred during the recent Kilauea eruption."

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

First Six Months Fiscal 2019

For the first six months ended September 30, 2018 compared to the first six months ended September 30, 2017, net sales were $14,099,000 compared to $16,864,000. Gross profit was $4,121,000, with gross profit margin of 29.2%, compared to $7,223,000 and 42.8%. Net loss was ($2,411,000) or ($0.42) per diluted share, compared to net income of $977,000 or $0.17 per diluted share.

Trailing 12 Months

For the trailing 12 months ended September 30, 2018 compared to the trailing 12 months ended September 30, 2017, net sales were $31,350,000 compared to $31,722,000. Gross profit was $10,269,000, with gross profit margin of 32.8%, compared to $12,741,000 and 40.2%. Net loss was ($2,363,000) or ($0.41) per diluted share, compared to net income of $354,000 or $0.06 per diluted share.

Please review the Company’s Form 10-Q for the period ended September 30, 2018 for more detailed information.

— Cyanotech will host a Skype broadcast at 8 p.m. EDT on Tuesday, November 13 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. EDT on Tuesday November 13. The Company will respond only to relevant questions relating to the Company’s second quarter fiscal 2019 financial performance, and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for over 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (GRAS) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the FDA. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the period ended September 30, 2018, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	September 30, 2018	March 31, 2018
ASSETS
Current assets:
Cash	$663	$1,329
Accounts receivable, net of allowance for doubtful accounts of $27 at September 30, 2018 and $27 at March 31, 2018	1,882	2,664
Inventories, net	10,439	9,034
Prepaid expenses and other current assets	700	590
Total current assets	13,684	13,617

Equipment and leasehold improvements, net	15,122	15,734
Restricted cash	—	65
Other assets	298	291
Total assets	$29,104	$29,707

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,295	$3,527
Line of credit	1,750	500
Accrued expenses	811	892
Current maturities of long-term debt	663	655
Customer deposits	83	133
Total current liabilities	7,602	5,707

Long-term debt, less current maturities	5,482	5,790
Other long-term liabilities	93	103
Total liabilities	13,177	11,600

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, shares authorized 50,000,000; 5,836,110 shares issued and outstanding at September 30, 2018 and 5,772,032 shares at March 31, 2018	117	115
Additional paid-in capital	32,280	32,051
Accumulated deficit	(16,470)	(14,059)
Total stockholders’ equity	15,927	18,107
Total liabilities and stockholders’ equity	$29,104	$29,707

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2018	2017	2018	2017

NET SALES	$6,954	$8,055	$14,099	$16,864
COST OF SALES	4,669	4,435	9,978	9,641
Gross profit	2,285	3,620	4,121	7,223

OPERATING EXPENSES:
General and administrative	1,481	1,412	2,853	2,764
Sales and marketing	1,597	1,440	3,020	2,929
Research and development	211	149	419	291
Total operating expenses	3,289	3,001	6,292	5,984

(Loss) income from operations	(1,004)	619	(2,171)	1,239

Interest expense, net	(150)	(133)	(280)	(241)

(Loss) income before income taxes	(1,154)	486	(2,451)	998

INCOME TAX (BENEFIT) EXPENSE	(18)	11	(40)	21

NET (LOSS) INCOME	$(1,136)	$475	$(2,411)	$977

NET (LOSS) INCOME PER SHARE:
Basic	$(0.20)	$0.08	$(0.42)	$0.17
Diluted	$(0.20)	$0.08	$(0.42)	$0.17

SHARES USED IN CALCULATION OF NET (LOSS) INCOME PER SHARE:
Basic	5,806	5,709	5,796	5,697
Diluted	5,806	5,771	5,796	5,743

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com